Caro Holdings Inc.

VIA EDGAR

August 9, 2016

Mara Ransom

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re: Caro Holdings Inc. Registration Statement on Form S-1 Filed June 27, 2016 File No. 333-212268

Dear Ms. Ransom:

This letter is in response to your comment letter dated July 22, 2016, with regard to the Form S-1 filing of Caro Holdings, Inc., a Nevada corporation ("Caro" or the "Company") filed on June 27, 2016. Responses to each comment have been keyed to your comment letter.

General

1.	It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

•	Your disclosure indicates that you are a development stage company issuing penny stock;

•	You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

•	You have a net loss of $7,075 to date and you have not generated any revenues to date;

•	You state you have assets of only $10,925, consisting solely of cash; and

•	Your registration statement contains very general disclosure related to the natureof your business and your business plan.

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In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with the requirements of Rule 419 and prominently disclose that you are a blank check company.

Response: The Company disputes the analysis that it should be considered a blank check company with mandatory Rule 419 disclosures and escrow deposits. While Release 33-6932 applies Rue 419 to Securities Act filings, it does not obviate the language of the Rule itself. Rule 419 states a blank check company is: "… a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; …"

In addition, Release 33-6932 states that: "Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering." Caro Holdings has a specific business plan, even though it has not commenced operations at the time of the offering. It has attempted to more clearly define the business plan in this amendment.

2.	We note multiple instances throughout your disclosure that reference current operations. As examples only, you state on page 12 that you do not have any long-term contracts with your suppliers, you state on page 13 that you have increasing international operations and on page 19 you state that you operate two e-commerce websites. Please revise these disclosures as well as the disclosure throughout your prospectus to make it clear that you have not yet commenced operations and do not have any customers or inventory.

Respone: These disclosures have been updated accordingly throughout.

Use of Proceeds, page 31

3.	Please disclose the order of priority for your intended use of proceeds. Please refer to Instruction 1 to Item 504 of Regulation S-K.

Repsonse: This disclosure has been updated accordingly.

4.	We note your disclosure on page 33 that you need to raise $92,500 in order to sustain your business operations for one year. We also note your disclosure on page 6 that you require minimum funding of $46,250 in order to conduct operations for one year. Please revise to make your disclosure consistent throughout.

Response: This disclosure has been updated accordingly throughout.

Dilution, page 33

5.	We note your stockholders' equity balance as of March 31, 2016 was $10,92 Please use this figure as your pre-offering net tangible book value and revise your dilution calculations and disclosures accordingly.

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Response: This section has been revised and updated accordingly.

6.	Please present a table that includes a comparison of the public contribution under the proposed offering and the effective-cash contribution provided by officers, directors, promoters and affiliated persons of common equity acquired by them during the past five years. See Item 506 of Regulation S-K.

Response: This section has been updated accordingly.

Plan of Operation, page 41

7.	The disclosure of your plan of operation seems to be vague and incomplete. Please provide more detail regarding your business and how you plan to generate revenue. As examples only, please discuss the countries from which you will source your products, the markets within which you plan on selling your products, your target customers, and any other material aspects of your company that will assist readers in understanding how the business will operate.

Response: This section has been revised and updated accordingly.

8.	We note your disclosure that you estimate your expenses to be $185,000 over the next 12 months; however the table on page 41 lists only $130,000 in estimated expenses. Please revise or advise.

Response: This disclosure has been updated and revised accordingly.

Shareholder loan, page 54

9.	Please disclose whether the shareholder loan will be repaid and whether the loan incurs interest, and if so, at which rate. Please also disclose whether offering proceeds will be used to repay the shareholder loan and any other material terms.

Response: These disclosures have been udpated accordingly.

Please contact me with any further comments or questions. The Company will file the redlined version and this letter on EDGAR correspondence. I would appreciate if you would send any further responses directly to me electronically (rhozzycaro@gmail.com). If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Rozh Caroro

Rozh Caroro, President

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